FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated May 1, 2012, announcing that Registrant has been selected to provide a bandwidth efficient cellular backhaul solution for a Tier 1 Mobile Network Operator.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated May 1, 2012	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Selected to Provide Bandwidth Efficient Cellular Backhaul Solution for Tier 1
Mobile Network Operator

- The SkyEdge II network with integrated outbound carrier cancellation will enable higher data rates, providing better backhaul support for 3G sites -

Petah Tikva, Israel, 01 May, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it has been selected by a Tier-1 Mobile Network Operator (MNO) in South East Asia to provide a SkyEdge II network for GSM and 3G cellular backhaul.

The new SkyEdge II network will replace an existing SkyEdge network currently supporting the MNO's 2G infrastructure, and will provide improved bandwidth efficiency and higher throughputs to the operator's 2G and 3G networks.

Gilat will be providing the MNO with VSAT and hub equipment, including hub installation, and will supervise remote site upgrade and deployment in over 100 sites as part of the operator's cellular backhaul expansion program.

Satellite-based cellular backhaul is increasingly becoming a viable and competitive option for MNOs looking to expand their 2G and 3G cellular service to remote and rural areas, or fill in network gaps in suburban areas. Offering ubiquitous coverage with high reliability, satellite technology is easily deployed, highly scalable, and offers both capital and operational efficiencies.

Gilat's SkyEdge II cellular backhaul solution offers customized features designed to maximize bandwidth efficiency while enabling enhanced voice quality and high-speed data throughput. The solution's ability to efficiently support bandwidth intensive data services is of growing importance, especially as more 3G networks are being deployed worldwide.

The solution incorporates Gilat's SkyEdge II BWO-II (Bandwidth Optimizer) solution. This capacity saving feature implements outbound carrier cancellation enabling outbound and inbound signals to share the same bandwidth - offering the MNO savings of approximately 27% of the network's bandwidth being leased on the APSTAR 6 satellite.

"We continue to see more deployments for 3G networks using satellite backhaul to connect remote base-stations, and these require ever increasing amounts of throughput Gilat's BWO-II solution allows service providers to significantly increase the number of VSATs installed and grow their customer base while maintaining their space segment costs. We estimate that by installing the solution, customers can enjoy savings ranging from 20% to 40% of the required capacity, depending on their network configuration," explained Hagay Katz, AVP and Head of VSAT Line of Business at Gilat.

Additional features of Gilat's cellular backhaul solution include sophisticated support of automatic uplink power control that compensates for rain attenuation without additional consumption of space segment, as well as strong QoS and policing, ensuring that voice calls will commence at high quality even during periods of congestion due to excessive data traffic. Additional features include header and payload compression as well as the support of 8PSK modulation in the inbound direction.

- xxx -

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com